Cicero Inc.
8000 Regency Parkway
Cary, NC 27518

September 29, 2008

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: David L. Orlic, Esq.

Re:	Cicero Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 31, 2008
File No. 000-26392
Dear Mr. Orlic:

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 15, 2008, setting forth comments to the Form 10-K for the Fiscal Year Ended December 31, 2007 (the “Form 10-K”), filed by Cicero Inc. (the “Company”) on March 31, 2008. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2007

4.
We refer to your response to prior comment 6 from our letter of July 21, 2008, in which you do not explain your disclosure that management was unable to complete its testing to determine that identified controls were effective.  It does not appear that your management has completed is assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

•	the “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007 and revise your disclosure as appropriate.

Please note that the failure to complete management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.

For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:  During 2007, the Company was illiquid and was required to source capital to fund its operating obligations on a bi-weekly basis. The Company was able to generate a limited amount of capital to engage a Sarbanes Oxley expert to assist with a SOX (“SOX”) compliance program. We were able to complete a portion of that program by year end, which included identification of the key business processes and controls, but were unable to engage in the detail testing phase. In early 2008, our continued illiquidity forced us to terminate our engagement with our SOX expert.

In the second quarter of 2008, the Company closed a significant revenue event which generated sufficient capital to continue with the SOX compliance project, but with new SOX experts. That firm is presently engaged in the testing and remediation phases of the six key controls. Their project plan estimates completion by October 30, 2008. The processes being tested are: Accounts receivable/Cash receipts; Accounts Payable/Cash Disbursement; General Ledger maintenance; General Ledger non-recurring transactions; General Ledger period close and General Ledger Financial Statement preparation.

Since the Company was unable to complete a formalized approach with respect to SOX, the Company pursued a less formal approach. We did adopt a framework for internal controls under the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) that was scaled to fit the small size and simplicity of our company. The Company was able to complete an informal assessment of Entity-Level risks and controls and established informal objective setting around the following financial assertions:

•	Validity/Existence - Did economic event occur or does asset/liability exist

•	Authorization - In compliance with managements general or specific authorizations

•	Omission / Commission - No records or data elements lost, added or duplicated

•	Accuracy - Calculations, summarizations, decompositions, parsing, concatenating, lookups, etc are correct

•	Valuation - Estimations, price/quantity capture, build-ups, etc are correct

•	Timeliness - Processing completed in time for reporting in proper period

•	Classification - Assigned to proper accounts, markets, products, etc

•	Custody - Asset protected from damage or loss

•	Posting & Reporting - Posting to subsidiary ledgers, rolled to general ledger, summarized and reported

The Company conducted an experience-based, less formal Risk Assessment, executed by management with intimate, hands-on day-to-day personal knowledge of the people, processes and systems. The Company believes such experience based, top-down risk assessment is allowed under COSO and SEC guidance, specifically, SEC Release No. 33-8810 and more specifically pages 29-30. The Company is considered a flat organization, with centralized accounting processes, an extremely low transaction volume, a small number of customers and vendors with low staff attrition, an identified low IT risk, utilizing outside experts for certain specialized processes and continuous daily oversight by management.

Management oversight consists of continuous inquiries into procedures and transactions, inspection of documentation especially as it relates to the key control processes, observation and constant monitoring of all key transactions affecting the business. As such, Management has maintained that its direct involvement and insight into the day-to-day business and transactions of the Company constitute a continuous “de facto” test of transaction processing and controls and has enabled it to conclude that its internal controls over financial reporting were effective as of December 31, 2007.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (919) 380-5000.

Sincerely,
/s/ John Broderick
John Broderick
Chief Financial Officer

cc: Andrew Hudders, Esq.